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[Letterhead of Seward & Kissel]

                      October 26, 2007

John Reynolds, Esq.
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

  Star Bulk Carriers Corp. Amendment No. 5 to Registration Statement on Form F-4 Filed October 25, 2007 (File No. 333-141296)

  Star Maritime Acquisition Corp. Amendment No. 5 to Preliminary Proxy Statement on Schedule 14A Filed October 25, 2007 (File No. 1-32685)

Dear Mr. Reynolds:

        Star Bulk Carriers Corp. ("Star Bulk") has today filed via EDGAR its Registration Statement on Form F-1/F-4 (the "Filed Registration Statement") and Star Maritime Acquisition Corp. ("Star Maritime" and, together with Star Bulk, the "Companies") has also filed its amended Preliminary Proxy Statement on Schedule 14A (the "Filed Preliminary Proxy Statement"). The Filed Registration Statement relates to (i) the offering by Star Bulk of its common stock and warrants to shareholders of Star Maritime Acquisition Corp. in connection with a proposed merger between Star Bulk and Star Maritime, with Star Bulk as the surviving entity (the "Redomiciliation Merger"), and (ii) the registration by Star Bulk of its common stock for resale that it will issue to TMT Co., Ltd., in connection with the proposed purchase by Star Bulk of certain drybulk carriers. The Filed Preliminary Proxy Statement relates to a proposed special meeting of the shareholders of Star Maritime to consider and vote on the acquisition of the eight drybulk carriers and the Redomiciliation Merger.

        The Company filed its initial registration statement (the "Initial Registration Statement") and its initial preliminary proxy statement (the Initial Preliminary Proxy Statement") with the staff of the Securities and Exchange Commission (the "Staff") on March 14, 2007. By letter dated April 12, 2007, the Staff provided comments to both the Initial Registration Statement and the Initial Preliminary Proxy Statement. The Companies filed their revised registration statement and revised preliminary proxy statement (collectively, "Amendment No. 1") on May 24, 2007. The Staff provided comments to Amendment No. 1 by letter dated June 27, 2007 (the "Comment Letter"). The Companies filed their further revised registration statement and revised preliminary proxy statement (collectively, "Amendment No. 2") on July 19, 2007. The Staff provided comments to Amendment No. 2 by letter dated August 15, 2007. The Companies filed their further revised registration statement and revised preliminary proxy statement (collectively, "Amendment No. 3") on August 31, 2007. The Staff provided comments to Amendment No. 3 by letter dated September 27, 2007. The Companies filed their further revised registration statement and revised preliminary proxy statement (collectively, "Amendment No. 4") on October 12, 2007. The Companies filed their further revised registration statement and revised preliminary proxy statement (collectively, "Amendment No. 5") on October 25, 2007. The Staff provided comments to Amendment No. 4 by letter dated October 25, 2007 (the "Comment Letter").

        On behalf of the Company, we submit the following documents:

  (1)
  Six copies of the Filed Registration Statement; and

  (2)
  Five marked copies of the Filed Registration Statement, marked to show changes from Amendment No. 5.

        This letter responds to the Staff's Comment Letter. The following numbered paragraphs correspond to the numbered paragraphs in the Comment Letter. References to page numbers in the responses below are to the marked copy of the Filed Registration Statement.

  General

    1.
    We note the statement on page three that shares of Star Maritime common stock that insiders "may acquire in the future" will be voted in favor of the transaction, Please disclose the factors that management will consider in determining whether to make such purchases and in determining the amount of any such purchases, including any factors relating to the anticipated approval or disapproval of the business combination by non-affiliated shareholders or the number of conversions in connection with such combination. Please revise to clarify that such purchases may undermine the intent of the SPAC's protective provisions, for example, the shareholder vote and limited conversion feature.

  The Companies have revised the disclosure on pages 3 and 138 in response to the comment to provide as follows:

"Star Maritime's officers and directors intend to consider the following factors in determining whether to make future purchases of Star Maritime common stock: (i) the trading price of our common stock, (ii) their aggregate investment in our securities, (iii) whether it appears that a substantial number of public stockholders are voting against the proposed Redomiciliation Merger and Asset Acquisition, and (iv) their post-transaction interest in Star Bulk and its business. Because any shares of our common stock acquired by our officers and directors in the aftermarket will be voted in favor of the Redomiciliation Merger and the Asset Acquisition, any such purchases could influence the result of the vote of our shareholders with respect to the Redomiciliation Merger and Asset Acquisition by making it more likely that the Redomiciliation Merger and Asset Acquisition would be approved. In addition, given the interest that our officers and directors have in the Redomiciliation Merger and Asset Acquisition being consummated, it is possible that our officers and directors will acquire securities from public stockholders who have elected to redeem their shares of our common stock in order to change their vote and insure that the Redomiciliation Merger and Asset Acquisition will be approved (which could result in the Redomiciliation Merger and Asset Acquisition being approved even if 33% or more of our public stockholders would have elected to exercise their redemption rights, or 51% of our public stockholders would have voted against the Redomiciliation Merger and Asset Acquisition, but for the purchases made by our officers and directors). Since the private placement on December 15, 2005, Star Maritime's officers and directors have not purchased additional shares of common stock and do not intend to purchase additional shares of common stock prior to the Redomiciliation Merger."

  Selling Shareholder page 166

  2.
  Please disclose any material relationships between selling shareholders and the company. We note, as nonexclusive examples, "related agreements with TMT" in the letter to stockholders and the nomination of Mr. Nobu Su as a director. Refer to Item 507 of Regulation S-K.

        The Companies have revised the disclosure on page 167 to provide as follows:

"Star Maritime has also entered into related agreements with TMT, all of which are appended to this joint proxy statement/prospectus, in connection with the acquisition of the vessels.

Prior to the first contact between Star Maritime and TMT on July 25, 2006 in Milan, Italy, Star Maritime, its subsidiaries, affiliates and related parties had no prior connections or business contacts with TMT or its subsidiaries, affiliates and related parties. Further, there is no relationship, affiliation or other connection between the officers, directors, and affiliates of Star Maritime and the officers, directors, and affiliates of TMT. However, Oceanbulk Shipping & Trading (OBST) a private company affiliated with our director Mr. Petros Pappas, has been party to Forward Freight Agreements (FFAs) with TMT. As is customary in FFA contracts, they are negotiated anonymously through a broker on a "subject to approval of the counter-party" basis. Only after the negotiation is complete and the terms of the trade have been agreed upon, will the names of each party be revealed and the parties have the opportunity to either approve or disapprove of the transaction.

There are no material relationships and no material agreements between TMT and Nobu Su on one side and Star Maritime or Star Bulk or their affiliates on the other side, other than those described in this joint proxy statement/prospectus."

  3.
  If the selling shareholders will be affiliates of the company, please revise to indicate that they may be deemed underwriters under the federal securities laws.

        The Companies have revised the disclosure on page 168 to state "After the Redomiciliation Merger, TMT will be an affiliate of Star Bulk and may be deemed an "underwriter" under federal securities laws."

  Method of Accounting for the Acquisition of Vessels

  4.
  As a result of discussions between Star's legal counsel and certain accounting staff, we understand that Star will provide audited statements of revenues and direct expenses for each individual vessel time-chartered by TMT as part of the acquisition agreement from the inception of each time-charter through June 30, 2007 in a further amendment to the registration statement. We may have comments upon review of those financial statements.

        The Companies refer the Staff to the response to comment 11 in the response letter dated October 24, 2007. For the Staff's reference, the text of the response is reproduced below.

Further to discussions with certain accounting staff of the Division of Corporation Finance, the Companies have provided audited statements of revenue and direct vessel operating expenses for each of the vessels owned by A Duckling Corp., F Duckling Corp., G Duckling Corp., I Duckling Corp. and J Duckling Corp., each of which is a subsidiary of TMT Co., Ltd (collectively, the "Vessel-Owning Companies"), which are included in pages F-30 to F-54 of the Filed Registration Statement. The Vessel-Owning Companies are the sellers of the vessels that will be acquired by Star Bulk with charter agreements attached that will be novated to Star Bulk.

  5.
  Please tell us and expand your disclosure in the pro forma financial statements to indicate whether and how the purchase price will be allocated to the five time charters that were procured by TMT for Star prior to delivery of the vessels.

In response to the Staff's comment, Star Maritime has revised footnote (c) on page 24 by adding the following disclosure to indicate how the purchase price will be allocated to the five time charters that were procured by TMT for Star Bulk upon delivery of the vessels in accordance with the industry practice:

"The total purchase price will be allocated to the acquired vessels and to the outstanding time charter agreements by separately measuring such tangible and intangible assets acquired. Existing charter rates will be compared to market rates for equivalent time charters prevailing at the time the foregoing vessels are delivered. The present values representing the fair value of the above or below market time charters will be recorded as an intangible asset or liability, respectively."

        If you have any questions or comments concerning the enclosed, please feel free to telephone the undersigned at (212) 574-1223, Robert E. Lustrin at (212) 574-1420 or Christine Westbrook at (212) 574-1371.

        Kindly acknowledge receipt of this letter and the enclosures by having the enclosed duplicate copy of this letter stamped and returned to our messenger.

Very truly yours,
SEWARD & KISSEL LLP
By:	/s/ GARY J. WOLFE Gary J. Wolfe
cc:	Padip Bhaumik, Esq. Pamela Howell, Esq. James Lopez, Esq. Ms. Tia Jenkins Ms. Maureen Bauer

Enclosures

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